

MAINSTEM MALT, SPC a Washington State social purpose corporation

Compiled Financial Statements

For the year ended December 31, 2021



MAINSTEM MALT

TABLE OF CONTENTS
DECEMBER 31, 2021





CliftonLarsonAllen LLP
CLAconnect.com

ACCOUNTANTS' COMPILATION REPORT

Board of Directors
Mainstem Malt, SPC
Walla Walla, Washington

Management is responsible for the accompanying financial statements of Mainstem Malt, SPC, which comprise the balance sheet as of December 31, 2021, and the related statements of operations, cash flows, and changes in equity, for the year then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Management has elected to omit substantially all of the disclosures required by accounting principles generally accepted in the United States. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the entity's financial position, results of operations, and cash flows. Accordingly, the financial statements are not designed for those who are not informed about such matters.

We are not independent with respect to Mainstem Malt, SPC.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Walla Walla, Washington
February 10, 2022



Mainstem Malt, SPC
Balance Sheet
December 31, 2021
(See Accountant's Compilation Report)

ASSETS

Current Assets		
Cash and Cash Equivalents	$	8,290
Accounts Receivable		36,623
Inventory		166,072
Interest Receivable - Related Party		1,611
Total Current Assets		**212,596**
Non-Current Assets		
Furniture, Equipment and Leasehold Improvements,		
Net of Accumulated Depreciation		11,423
Equipment - Build in Process		25,252
Total Non-Current Assets		**36,675**
TOTAL ASSETS	$	**249,271**

LIABILITIES AND EQUITY

LIABILITIES		
Current Liabilities		
Accounts Payable	$	16,759
Accrued Interest		2,073
Other Accrued Expenses		6,856
Notes Payable - Short Term		729
Total Current Liabilities		**26,417**
Long-Term Liabilities		
Notes Payable - Long Term		81,469
TOTAL LIABILITES		**107,886**
EQUITY		
Preferred Series A		4,437
Common Stock		10,000
Additional Paid in Capital (net of equity raise fees of $7,984)		657,926
Accumulated Deficit		(530,311)
Stock Subscription Receivable		(667)
Total Equity		**141,385**
TOTAL LIABILITIES AND EQUITY	$	**249,271**



Mainstem Malt, SPC
Statement of Operations
For the year ended December 31, 2021
(See Accountant's Compilation Report)

Revenue	$	347,019
Cost of Sales		331,005
Gross Profit		**16,014**
Operating Expenses		
Advertising and Marketing		9,994
General and Administrative Expense		27,739
Facilities Expense		24,318
Salaries and Fringe		87,707
Stock Option Expense		13,048
Professional Fees		48,053
Bad Debt Expense		5,862
Interest Expense		6,199
Depreciation		3,823
Gain on Sale of Asset		(3,097)
Total Operating Expenses		**223,646**
Operating Loss		**(207,632)**
Other Income		
Grants		5,000
PPP Loan Forgiveness		21,202
Total Other Income		**26,202**
Provision for Income Tax		-
Net Loss	$	**(181,430)**



Mainstem Malt, SPC
Statement of Cash Flows
For the year ended December 31, 2021
(See Accountant's Compilation Report)

OPERATING ACTIVITIES

Net Loss	$	(181,430)
Adustments to reconcile Net Loss to Net Cash		
provided by operations		
Depreciation		3,823
Accounts Payable		(39,316)
Accrued Liabilities		(7,501)
Inventory		(29,735)
Accounts Receivable		25,936
Gain on Sale of Equipment		(3,097)
PPP Loan Forgiveness		(21,202)
Equity Based Compensation Expense		13,048
Total Adjustments to reconcile Net Loss to Net Cash		
used in operations		(58,044)
Net Cash used in Operating activities		(239,474)

INVESTING ACTIVITIES

Proceeds from Sale of Equipment	5,200
Net Cash provided by Investing Activities	5,200

FINANCING ACTIVITIES

Equity Issuances, net of Equity Financing costs	151,703
Proceeds from Line of Credit	115,000
Proceeds from Loan	78,400
Principal payments on Debt	(130,000)
Net Cash provided by Financing Activities	215,103

Cash at December 31, 2020		27,461
Net Cash decrease for period		(19,171)
Cash at December 31, 2021	$	8,290



Mainstem Malt, SPC
Statement of Changes in Equity
For the year ended December 31, 2021
(See Accountant's Compilation Report)

	Preferred Series A Units	Preferred Series A - Par Value	Common Stock Units	Common Stock - Par Value	Additional Paid-in Capital	Retained Deficit	Stock Subscription Receivable	Total Equity
Balance January 1, 2021	3,200,000	$ 3,867	10,000,000	$ 10,000	$ 493,745	$ (348,881)	$ (667)	$ 158,064
Issuance of Stock	570,310	570			151,133			151,703
Vesting of Stock Options					13,048			13,048
Net Loss						(181,430)		(181,430)
Balance at December 31, 2021	3,770,310	$ 4,437	10,000,000	$ 10,000	$ 657,926	$ (530,311)	$ (667)	$ 141,385